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JESSICA HOWELL jessica.howell@dechert.com +1 617 728 7103 Direct +1 617 426 6567 Fax

April 28, 2016

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: Goldman Sachs Variable Insurance Trust (the “Registrant”), SEC File Numbers 333-35883 and 811-08361

Dear Mr. Parachkevov:

This letter responds to the comments you provided to Jeremy Clemens of Dechert LLP and me in a telephonic discussion on March 29, 2016, with respect to your review of Post-Effective Amendment No. 60 (“PEA 60”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 12, 2016. PEA 60 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the primary purpose of incorporating certain changes to the investment policies, as well as changing the name, of the Goldman Sachs Government Money Market Fund (formerly the Goldman Sachs Money Market Fund). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: Please provide the completed fee and expense table for the Goldman Sachs Government Money Market Fund before filing the effective registration statement.

Response: The Goldman Sachs Government Money Market Fund’s completed fee and expense table is attached hereto as Exhibit A.

Other

2.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit B.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7133 if you wish to discuss this correspondence further.

Sincerely,

/s/ Jessica Howell

Jessica Howell

cc:	Joon Kim, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

Exhibit A

Fees and Expenses of the Goldman Sachs Government Money Market Fund

	Institutional Shares	Service Shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.21%	0.21%
Distribution and Service (12b-1) Fees	None	0.25%
Other Expenses	0.10%	0.10%

Total Annual Fund Operating Expenses	0.31%	0.56%
Fee Waiver and Expense Limitation[1]	(0.13%)	(0.13%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation[2]	0.18%	0.43%

[1]	The Investment Adviser has agreed to (i) waive a portion of the management fee equal to 0.045% of the annual contractual rate applicable to the Fund’s average daily net assets, and (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification and extraordinary expenses) equal on an annualized basis to 0.004% of the Fund’s average daily net assets. These arrangements will remain in effect through at least April 29, 2017, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees. The Fund’s “Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation” have been restated to reflect the fee waiver and expense limitation currently in effect.
[2]	The “Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation” does not correlate to the ratio of net expenses to average net assets provided in the Financial Highlights due to a management fee waiver that was effective on April 29, 2016.

Exhibit B

April 28, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Goldman Sachs Variable Insurance Trust (the “Registrant”), SEC File Numbers 333-35883 and 811-08361

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Jessica Howell of Dechert LLP at (617) 728-7133.

Sincerely,

/s/ Joon Kim

Joon Kim, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

cc:     Jessica Howell, Dechert LLP